EXHIBIT 21

Jurisdiction of
Name of Subsidiaries	Incorporation

Texas Gulf Exploration & Production Inc.	Nevada

Legal Capital Corp.	Nevada

In accordance with Item 601(b) (21) of regulation S-K the registrant has omitted the names of particular subsidiaries because the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not have constituted a significant subsidiary as of September 30, 2014.